UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number

001-35991

GRAÑA Y MONTERO S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Republic of Peru

(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,

Surquillo, Lima

Peru

( Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

On March 25, 2020, the U.S. Securities and Exchange Commission (the “SEC”) issued an order (Release No. 34-88465) (the “Order”) (modifying and superseding Release No. 34-88318 issued on March 4, 2020) providing conditional relief to public companies that are unable to timely comply with their filing obligations as a result of the Novel Coronavirus 2019 (“COVID-19”). Graña y Montero S.A.A. (the “Company”) will rely on the Order for the extension of the filing of its Annual Report on Form 20-F for the 2019 year.

On March 15, 2020, due to the outbreak of the COVID-19 pandemic, the Peruvian government declared a national state of emergency and enacted a mandatory quarantine, beginning March 16, 2020. The government closed all international borders and suspended all travel within Peru. The state of emergency also prohibits large gatherings, institutes a curfew, and limits the use of private vehicles, among other limitations. As of the date hereof, the Peruvian government has extended the quarantine and curfew until May 10, 2020. Persons in non-compliance may face fines or detention. The extraordinary government measures have limited access to our facilities by executives, support staff and professional advisors. In addition, since early March 2020, management of the Company has been focused on assessing and overcoming the unprecedented challenges posed by the COVID-19 pandemic and the extraordinary government measures for the Company’s business and stakeholders. These factors have resulted in a delay in the preparation of the Company’s Annual Report on Form 20-F for the 2019 year, including the completion of the Company’s audited consolidated financial statements for the 2019 year.

The Company continues to work to complete all necessary processes to file its Annual Report as soon as possible and expects to file on or before June 14, 2020, within the time period proscribed by the Order (that is, within 45 days from the original filing deadline of April 30, 2020).

As a result of the ongoing COVID-19 pandemic and government measures to curb the spread of the virus, the Company expects to include a risk factor in its annual report substantially similar to the following, which may be updated prior to filing:

The ongoing COVID-19 pandemic and government measures to contain the spread of the virus are disrupting economic activity in the countries where we operate and adversely affecting our business, results of operations and financial condition.

The recent outbreak of the Novel Coronavirus 2019 (COVID-19) pandemic, which has been declared by the World Health Organization to be a “public health emergency of international concern,” has spread across the world since the end of 2019. The spread of the virus in Latin America has to date been more limited than in China, Europe and the United States; however, we cannot assure you that the virus will not spread widely in the region. In such event, the countries where we operate are likely to have less resources to address the health care effects of the pandemic. In response, countries around the world—including Peru as well as Chile and Colombia—have adopted extraordinary measures to contain the spread of COVID-19, including imposing travel restrictions, requiring closures of non-essential businesses, establishing restrictions on public gatherings, instructing residents to practice social distancing, issuing stay-at-home orders, implementing quarantines and similar actions. Depending on how the spread of the virus continues to evolve, governments may extend these measures for longer periods.

The COVID-19 pandemic and these government measures have significantly increased economic uncertainty and are likely to cause a global recession. Moreover, the impact of the pandemic on economic activity has been sudden and severe, and we cannot predict the extent to which economies in the countries where we operate will ultimately be impacted. Even if the initial outbreaks of COVID-19 subside, we cannot predict whether subsequent outbreaks will reoccur, or whether governments will implement longer-term measures that continue to affect economic activity and capital investment levels. As a result, the negative impact of COVID-19 may continue well beyond the containment of the virus. In response to the sudden decline in economic activity, governments around the world, including in Latin America, have announced large stimulus programs to assist families and businesses. However, we cannot assure you that these programs will be sufficient to reactivate economy activity; moreover, the governments in the countries where we operate are likely to have less resources to stimulate their local economies.

The COVID-19 pandemic is significantly and adversely affecting our business, results of operations and financial condition. Since mid-March, substantially all of our engineering and construction and real estate projects have been mandatorily shut down, and we cannot assure you when we will be able to resume work on these projects. Our infrastructure operations, which have for the most part been declared essential businesses, have continued; however, certain of our infrastructure businesses have been adversely affected, in particular, by the sharp decline in traffic volumes and oil and gas prices (also due to the dispute in March among OPEC member countries). Additionally, we currently expect that the adverse effects on our results of operations from the pandemic are likely to be more severe during the second quarter of 2020, as conditions are likely to affect a longer period of the quarter. We are evaluating measures to reduce our expenses and preserve liquidity. However, depending on how long current conditions persist and unless we are able to benefit from government stimulus programs, the pandemic could have a material adverse effect on our business, results of operation and financial condition.

* * *

Note: This Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements are based on the Company’s current intent, belief, expectations, estimates and projections. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict. Actual results may vary materially from what is expressed in or indicated by the forward-looking statements. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date hereof. In particular, the COVID-19 pandemic, and governments’ extraordinary measures to limit the spread of the virus, are disrupting economic activity and the industries in which we operate, and consequently adversely affecting our business, results of operation and financial condition and, as conditions are recent, uncertain and changing rapidly, it is difficult to predict the full extent of the impact that the pandemic will have on our Company.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO

Name: Luis Francisco Diaz Olivero

Title: Chief Executive Officer

Date: April 29, 2020